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As filed with the Securities and Exchange Commission on September 17, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Solera Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7370	20-4552341
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification in Number)	(I.R.S. Employer Identification No.)

6111 Bollinger Canyon Road, Suite 200
San Ramon, California 94583
(925) 866-1100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Jack Pearlstein
Chief Financial Officer
Solera Holdings, Inc.
6111 Bollinger Canyon Road, Suite 200
San Ramon, California 94583
(925) 866-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dennis M. Myers, P.C. Gregory C. Vogelsperger Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Steven B. Stokdyk Michael E. Sullivan Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 Telephone: (213) 485-1234 Telecopy: (213) 891-8763

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)

Common Stock, par value $0.01 per share	20,851,150	$17.29	$360,516,384	$11,067.85

(1)
Includes additional shares which the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the Registrant's common stock on September 14, 2007, as reported by the New York Stock Exchange.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated September 17, 2007

18,131,435 Shares

Solera Holdings, Inc.

Common Stock

        The selling stockholders identified in this prospectus are offering 18,131,435 shares of our common stock.

        Our common stock is traded on the New York Stock Exchange under the symbol "SLH." The last reported sale price of our common stock on the New York Stock Exchange on September 14, 2007 was $17.28 per share.

        See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 18,131,435 shares of common stock, the underwriters have the option to purchase up to an additional 2,719,715 shares from certain existing stockholders at the public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2007.

Goldman, Sachs & Co.	JPMorgan

Prospectus dated September     , 2007.

Solera Corporate Headquarters – San Ramon, CA

The World of Solera

- Austria
- Belarus
- Belgium
- Bosnia
- Brazil
- Bulgaria
- Canada
- Chile
- China
- Colombia
- Costa Rica
- Croatia
- Czech Republic
- Denmark
- Dominican Republic
- Ecuador
- El Salvador
- Estonia
- France
- Germany
- Greece
- Guatemala
- Honduras
- Hungary
- India
- Israel
- Japan
- Latvia
- Lebanon
- Lithuania
- Mexico
- Netherlands
- Nicaragua
- Panama
- Poland
- Portugal
- Romania
- Russia
- Serbia-Montenegro
- Slovakia
- Slovenia
- South Africa
- Spain
- Switzerland
- Turkey
- Ukraine
- United Kingdom
- United States
- Venezuela

Solera

Audatex | ABZ | Hollander | Informex | Sidexa | IMS

Global Presence

Tony Aquila, Founder, CEO and Chairman

- Operations in 49 countries across 5 continents
- Customers include more than 900 automobile insurance companies, over 33,000 collision repair facilities, 7,000 independent assessors and 3.000 automotive recyclers

Proprietary Databases

- Repair estimating database
- Total loss database
- Claims database
- Parts salvage database

Long-standing Customer Relationships

- 10 of the 10 largest automobile insurance companies in North America (on average 17 years)
- 10 of the 10 largest automobile insurance companies in Europe (on average 16 years)

First Notice of Loss

Investigation/ Evaluation

Decision / Settlement

Vehicle Repair

Payment

Solera

- Estimating Software
- Workflow Software
- Valuation Services
- Recycling Software
- Salvage Software
- Business Intelligence
- Shared Services
- Training
- Consulting

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should read the entire prospectus carefully, including the section entitled "Risk Factors", and our financial statements and the related notes, which are incorporated by reference to our annual report on Form 10-K, filed with the SEC on September 17, 2007. Unless the context requires otherwise, the terms "we," "us," "our," "our company" and "our business" collectively refer to: (1) the combined operations of the Claims Services Group of Automatic Data Processing, Inc., or ADP, for periods prior to its acquisition by Solera Holdings, LLC, (2) the consolidated operations of Solera Holdings, LLC for the periods following its April 2006 acquisition of the Claims Services Group and prior to the completion of our corporate reorganization, and (3) Solera Holdings, Inc. as of the completion of our corporate reorganization and thereafter. Our fiscal year ends on June 30 of each year. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended June 30, 2007 is referred to as "fiscal 2007."

Our Company

        We are the leading global provider of software and services to the automobile insurance claims processing industry. Our customers include more than 900 automobile insurance companies, including each of the ten largest automobile insurance companies in Europe and each of the ten largest automobile insurance companies in North America. We also provide our software and services to over 33,000 collision repair facilities, 7,000 independent assessors and 3,000 automotive recyclers. Our software and services help our customers:

  •
  estimate the costs to repair damaged vehicles;

  •
  determine pre-collision fair market values for vehicles damaged beyond repair;

  •
  automate steps of the claims process;

  •
  outsource steps of the claims process that insurance companies have historically performed internally; and

  •
  improve their ability to monitor and manage their businesses through data reporting and analysis.

        The automobile insurance claims process is complex and time-consuming, with multiple steps requiring significant interaction among several parties. Our software and services automate and simplify this process, and include:

  •
  estimating and workflow software that helps our customers determine vehicle repair costs, calculate the fair market values of vehicles, connect with other industry participants and manage the overall claims process;

  •
  salvage and recycling software that helps automotive recyclers manage their inventory and locate, sell and exchange vehicle parts;

  •
  business intelligence and consulting services that help our customers assess and monitor their performance through customized data, reports and analyses; and

  •
  shared services that are designed to help insurance companies outsource claims-related tasks, such as estimate reviews and policyholder interaction.

        We generated revenues of $472.0 million in fiscal 2007. Approximately 69% of these revenues were generated outside the U.S., due in large part to our historical roots in Europe, our ability to enter new markets and the opportunities for growth we have found in certain non-U.S. markets.

Industry Trends

        We estimate that the global automobile insurance industry processes over 100 million claims per year. The primary participants in the automobile insurance claims process are automobile insurance companies, collision repair facilities, independent assessors and automotive recyclers. Our business is affected by trends associated with these participants, including:

  •
  growth in the number of worldwide vehicles;

  •
  an increasing percentage of vehicles that are covered by automobile insurance;

  •
  initiatives by automobile insurance companies and other industry participants to reduce costs and increase claims processing efficiency; and

  •
  increased use of recycled and aftermarket parts.

Key Competitive Strengths

        We believe that the following strengths make Solera the leading global provider of software and services to the automobile insurance claims processing industry.

        Leading Global Provider.    We operate in 49 countries across five continents and believe we are either the largest or second-largest provider of automobile insurance claims processing software and services in each of our markets, except the four countries that we have recently entered.

        Significant Barriers to Entry.    We believe our proprietary databases pose barriers to entry due to the significant capital investment and time that would be required to replicate and customize them for use in local markets. We have developed our proprietary repair estimating database over the last 35 years.

        Long-Standing Relationships with Customers.    Our relationships with our ten largest customers in Europe and North America date back, on average, 16 and 17 years, respectively.

        History of Developing New Software and Services.    We continually develop new software and services to meet our customers' needs through both internal development and the acquisition and licensing of third-party products and technology.

        Attractive Operating Model.    We believe we have an attractive operating model due to the recurring nature of our revenues, the scalability of our databases and software and the significant operating cash flow we generate.

Business Strategy

        Broaden the Scope of our Software and Services.    We intend to further broaden the capabilities, features and functionality of our claims processing software, as well as the breadth of our service offerings.

        Expand Customer Base in Existing Markets.    We seek to expand our customer base in existing markets by competing on the quality of our software and services, our industry expertise and our strong industry relationships.

        Expand into New Markets.    We intend to expand in markets where we have recently established operations, such as China and India, and enter markets where we currently have no operations.

        Improve Operational Efficiencies.    We have identified and targeted several operational efficiency initiatives, including the elimination of database and infrastructure redundancies; productivity and technological enhancements; and reduction of overhead.

        Pursue Strategic Acquisitions.    We plan to supplement our organic growth by acquiring businesses or technologies to expand the range of our services, increase our customer base and enter new markets.

Our History

        Our operations began in 1966, when Swiss Re Corporation founded our predecessor. Solera was founded in February 2005 by our Chief Executive Officer, Tony Aquila, and private equity firm GTCR Golder Rauner II, L.L.C., or GTCR. On April 13, 2006, Solera acquired the Claims Services Group from ADP for approximately $1.0 billion. We refer to this acquisition in this prospectus as the Acquisition. On May 16, 2007, we completed an initial public offering of our common stock.

Risks Affecting Us

        You should carefully consider the information under the heading "Risk Factors" beginning on page 8 of this prospectus and all other information in this prospectus before investing in our common stock.

Corporate and Other Information

        Our principal executive offices are located at 6111 Bollinger Canyon Road, Suite 200, San Ramon, California 94583, and our telephone number is (925) 866-1100. Our website is www.solerainc.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment in our common stock.

        This prospectus refers to brand names, trademarks, service marks and trade names of us and other companies and organizations, and these brand names, service marks and trade names are the property of their respective holders.

The Offering

Common stock offered by the selling stockholders	18,131,435 shares
Common stock to be outstanding after this offering	64,793,563 shares
Option to purchase additional shares	Certain of our existing stockholders have granted the underwriters an option to purchase up to an additional 2,719,715 shares.
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Dividend policy	We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.
New York Stock Exchange symbol	"SLH"

        The number of shares of our common stock to be outstanding after this offering excludes:

  •
  423,600 shares of our common stock issuable upon the exercise of options held by certain of our employees;

  •
  214,342 shares of our common stock issuable upon the vesting of restricted stock units held by certain of our named executive officers and employees; and

  •
  5,071,670 additional shares of our common stock reserved for issuance under our 2007 Long-Term Equity Incentive Plan and our 2007 Employee Stock Purchase Plan.

        Except as otherwise indicated, all of the information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares.

Summary Historical Financial Data

        The following tables summarize our historical financial data for the periods presented and should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes incorporated by reference to our annual report on Form 10-K filed with the Securities and Exchange Commission, or SEC, on September 17, 2007.

        We derived the summary historical consolidated financial data as of and for the fiscal years ended June 30, 2006 and 2007 from our audited consolidated financial statements, incorporated by reference to our annual report on Form 10-K filed with the SEC on September 17, 2007. We derived the summary historical combined financial data as of and for the year ended June 30, 2005 and for the period from July 1, 2005 to April 13, 2006 from the audited combined financial statements of the Claims Services Group, incorporated by reference to our annual report on Form 10-K filed with the SEC on September 17, 2007. Prior to the Acquisition, the Claims Services Group operated as a business unit of ADP. The historical financial data for the Claims Services Group included in this prospectus do not necessarily reflect what our financial position or results of operations would have been had we operated the business as a separate, stand-alone entity during those periods. We sometimes refer to the Claims Services Group as our "predecessor."

			Solera Holdings, Inc.
	Claims Services Group(1)		Fiscal Year Ended June 30,
	Fiscal Year Ended June 30, 2005	July 1, 2005 to April 13, 2006
			2006(2)	2007
	(in thousands, except per unit/share data)
Statement of Operations Data:
Revenues	$412,355	$335,146	$95,084	$471,960

Cost of revenues:
Operating expenses	117,361	101,995	29,013	138,345
Systems development and programming costs	62,690	52,306	15,080	65,041

Total cost of revenues (excluding depreciation and amortization)	180,051	154,301	44,093	203,386
Selling, general and administrative expenses	112,480	87,033	27,105	134,545
Depreciation and amortization	34,335	28,894	23,571	104,419
Restructuring charges (benefit)	5,512	(468)	2,871	6,049
Interest expense	334	318	14,842	69,681
Other (income) expense, net	(4,065)	(3,069)	1,836	31,509
Earnings (loss) from continuing operations before income tax provision (benefit) and minority interests	83,708	68,137	(19,234)	$(77,629)
Income tax provision (benefit)	24,030	23,688	(1,268)	(773)
Minority interests in net income of consolidated subsidiaries	1,909	3,468	921	4,050

Earnings (loss) from continuing operations	57,769	40,981	(18,887)	$(80,906)
Loss (income) from discontinued operations	128	—	—	—

Net income (loss)	57,641	40,981	(18,887)	$(80,906)
Less: Dividends and redeemable preferred unit accretion	—	—	88,789	14,614

Net income (loss) allocable to common unitholders/ stockholders	$57,641	$40,981	$(107,676)	$(95,520)

Basic net income (loss) per common unit/share(3)			$(6.34)	$(2.82)
Diluted net income (loss) per common unit/share(3)			(6.34)	$(2.82)
Weighted average common units/shares outstanding:(3)
Basic			16,978	33,865
Diluted			16,978	33,865
Other Financial Data:
EBITDA(4)(5)	$116,340	$93,881	$18,258	$92,421
Capital expenditures	7,659	9,671	4,112	$27,230
Cash flows provided by (used in):
Operating activities	106,840	51,325	45,356	46,078
Investing activities	(62,975)	(18,464)	(936,471)	(41,507)
Financing activities	(33,369)	(82,787)	977,954	(6,356)
Balance Sheet Data (as of end of period):
Cash and cash equivalents		$121,313	$88,826	$89,868
Total assets		608,065	1,253,005	1,223,953
Long-term debt, net of current portion		—	831,628	599,128
Total group/unitholders'/stockholders' equity (deficit)		399,282	(12,403)	401,274

(1)
The Claims Services Group was owned by ADP until subsidiaries of Solera Holdings, LLC acquired it on April 13, 2006.

(2)
The statement of operations data for fiscal 2006 include the results of operations for our predecessor from April 14, 2006 and the results of operations for Solera Holdings, LLC for all of fiscal 2006. Financial information presented reflects adjustment of assets and liabilities to then-fair value at the date of the Acquisition, which is used as the basis for amounts included in our results of operations from April 14, 2006 until June 30, 2006. Prior to the Acquisition, Solera Holdings, LLC's operations consisted primarily of developing our business plan, recruiting personnel, providing consulting services, raising capital and identifying and evaluating operating assets for acquisition.

(3)
All unit/share and per unit/share amounts reflect a one-for-three reverse split of our common units, which was completed on April 30, 2007.

(4)
We define EBITDA as the sum of (1) net income (loss), (2) income tax provision (benefit), (3) interest expense and (4) depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. generally accepted accounting principles, or GAAP, and our calculation thereof is not comparable to that reported by other companies. Our management uses EBITDA as a means of evaluating our operating performance and comparing our performance against our operations in prior periods. Annual bonus payments to our management are also based, in large part, on the achievement of specified levels of EBITDA. We believe that EBITDA is useful to investors, when presented along with the primary GAAP presentation of net income (loss) and the related discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference to our annual report on Form 10-K filed with the SEC on September 17, because it provides them with information relating to our operating results on the same basis as that used by our management. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  it does not reflect our capital expenditures or future requirements for capital expenditures or contractual commitments;

    •
    it does not reflect changes in, or cash requirements for, our working capital needs;

    •
    it does not reflect the significant interest expense or cash requirements necessary to service interest or principal payments on our debt; and

    •
    although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

        Because of these limitations, you should not consider EBITDA as a measure of our earnings as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally to evaluate our performance.

        The following is a reconciliation of EBITDA to net income (loss), the most directly comparable GAAP measure:

			Solera Holdings, Inc,
	Claims Services Group		Fiscal Year Ended June 30,
	Fiscal Year Ended June 30, 2005	July 1, 2005 to April 13, 2006	2006	2007
	(in thousands)
Net income (loss)	$57,641	$40,981	$(18,887)	$(80,906)
Income tax provision (benefit)	24,030	23,688	(1,268)	(773)
Interest expense	334	318	14,842	69,681
Depreciation and amortization	34,335	28,894	23,571	104,419

EBITDA	$116,340	$93,881	$18,258	$92,421

(5)
Our EBITDA includes the effects of the following items:

			Solera Holdings, Inc,
	Claims Services Group		Fiscal Year Ended June 30,
	Fiscal Year Ended June 30, 2005	July 1, 2005 to April 13, 2006	2006	2007
	(in thousands)
Other (income) expense, net	$(4,065)	$(3,069)	$1,836	$31,509
Restructuring charges	5,512	(468)	2,871	6,049
Equity-based compensation expense	476	7,443	361	2,343
Acquisition-related costs (a)	—	1,677	1,556	11,699

Total	$1,923	$5,583	$6,624	$51,600

  (a)
  For the period ended April 13, 2006, Claims Services Group's Acquisition-related costs of $1.7 million consisted of $1.6 million of transaction and retention compensation and $0.1 million of legal fees, professional fees, severance costs and other transition costs. For the fiscal year ended June 30, 2006, our Acquisition-related costs of $1.6 million consisted of $0.5 million of expense related to the exercise by employees of the Claims Services Group of ADP stock options and $1.1 million of legal fees, professional fees, severance costs and other transition costs. For the fiscal year ended June 30, 2007, our Acquisition-related costs of $11.7 million consisted of $9.5 million of severance costs, $0.1 million of legal and professional fees and $2.1 million of other transaction costs.

RISK FACTORS

        The purchase of our common stock involves significant investment risks. You should consider the risks set forth below, as well as other information contained in this prospectus, carefully before making a decision to invest in our common stock. If any of the following risks actually materializes, then our business, financial condition and results of operations would suffer. In addition, there may be risks of which we are currently unaware or that we currently regard as immaterial based on the information available to us that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. You should read the section entitled "Forward-Looking Statements" immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

We depend on a limited number of customers for a substantial portion of our revenues, and the loss of, or a significant reduction in volume from, any of these customers would harm our financial results.

        We derive a substantial portion of our revenues from sales to large insurance companies. In fiscal 2007, we derived 16.2% of our revenues from our ten largest insurance company customers. The largest three of these customers accounted for 3.6%, 3.0% and 1.8%, respectively, of our revenues during this period. A loss of one or more of these customers would result in a significant decrease in our revenues, including the business generated by collision repair facilities associated with those customers. We lost a customer contract in April 2006 during its renewal phase that accounted for revenues in fiscal 2006 of approximately $4.3 million and earlier this year lost our principal shared services contract, which accounted for approximately $5.8 million of revenue in fiscal 2007. Furthermore, many of our arrangements with European customers are terminable by them on short notice or at any time. In addition, disputes with customers may lead to delays in payments to us, terminations of agreements or litigation. Additional terminations or non-renewals of customer contracts or reductions in business from our large customers would harm our business, financial condition and results of operations.

Competitive pressures may require us to significantly lower our prices.

        Pricing pressures have required us to significantly lower prices for some of our software and services in several of our markets. We may be required to implement further price reductions in response to the following:

  •
  price reductions by competitors;

  •
  the consolidation of property and casualty insurance companies;

  •
  the introduction of competing software or services; and

  •
  a decrease in the frequency of accidents.

If we are required to accept lower prices for our software and services, it would result in decreased revenues and harm our business, financial condition and results of operations.

Changes in, or violations by us or our customers of, applicable government regulations could reduce demand for or limit our ability to provide our software and services in those jurisdictions.

        Our insurance company customers are subject to extensive government regulations, mainly at the state level in the U.S. and at the country level in our non-U.S. markets. Some of these regulations relate directly to our software and services, including regulations governing the use of total loss and estimating software. If our insurance company customers fail to comply with new or existing insurance regulations, including those applicable to our software and services, they could lose their certifications to provide insurance and/or reduce their usage of our software and services, either of which would reduce our revenues. Also, we are subject to direct regulation in some markets, and our failure to comply with these regulations could significantly reduce our revenues or subject us to government sanctions. In addition, future regulations could force us to implement costly changes to our software and/or databases or have the effect of prohibiting or rendering less valuable one or more of our offerings. Moreover, some states in the U.S. have changed their regulations to permit insurance companies to use book valuations for total loss calculations, making our total loss software potentially less valuable to insurance companies in those states. Some states have recently adopted total loss regulations that, among other things, require that insurers use a methodology deemed acceptable to the respective government agency. We submit our methodology to such agencies, and if they do not approve our methodology, we will not be able to perform total loss valuations in their respective states. In addition, some states are considering legislation that would require insurers to use estimates from two independent services to provide total loss calculations for a damaged vehicle and would provide authority to the state insurance commissioner to determine which services qualify as independent. If passed, this legislation may prohibit us from or limit our ability to provide our products and services in those states and/or may have the effect of making our products and services less desirable to our customers. Other states are considering legislation that would limit the data that our software can provide to our insurance company customers. In the event that demand for or our ability to provide our software and services decreases in particular jurisdictions due to regulatory changes, our revenues and margins may decrease.

        In addition, the Belgian Competition Department recently notified us that it has chosen to continue to investigate a complaint originally brought by a trade association representing collision repair facilities that was withdrawn by the trade association in 2005, relating to estimates generated by our software of the costs to repair damaged vehicles. Pursuant to the European Union competition laws, the Belgian Competition Department is asserting its authority to conduct this investigation as it relates to the Western European region.

Our industry is highly competitive, and our failure to compete effectively could result in a loss of customers and market share, which could harm our revenues and operating results.

        The markets for our automobile insurance claims processing software and services are highly competitive. In the U.S., our principal competitors are CCC Information Services Group Inc. and Mitchell International Inc. In Europe, our principal competitors are EurotaxGlass's Group and DAT, GmbH. If one or more of our competitors develop software or services that are superior to ours or are more effective in marketing its software or services, our market share could decrease, reducing our revenues. In addition, if one or more of our competitors retain existing or attract new customers for which we have developed new software or services, we may not realize expected revenues from these new offerings, reducing our profitability.

        Some of our current or future competitors may have or develop closer customer relationships, develop stronger brands, have greater access to capital, lower cost structures and/or more attractive system design and operational capabilities than we have. In addition, consolidation within our industry could result in the formation of competitors with substantially greater financial, management or marketing resources than we have and such competitors could utilize their substantially greater resources and economies of scale to develop and market competing products, divert sales away from us by offering their products at lower prices, or hire away our key employees by offering more lucrative compensation packages. Moreover, many insurance companies have historically entered into agreements with automobile insurance claims processing service providers like us and our competitors whereby the insurance company agrees to use that provider on an exclusive or preferred basis for particular products and services and agrees to require collision repair facilities, independent assessors and other vendors to use that provider. If our competitors are more successful than we are at negotiating these exclusive or preferential arrangements, we may lose market share even in markets where we retain other competitive advantages.

        In addition, our insurance company customers have varying degrees of in-house development capabilities, and one or more of them have expanded and may seek to further expand their capabilities in the areas in which we operate. Many of our customers are larger and have greater financial and other resources than we do and could commit significant resources to product development. Our software and services have been, and may in the future be, replicated by our insurance company customers in-house, which could result in our loss of those customers and their associated repair facilities, independent assessors and other vendors, resulting in decreased revenues and net income.

The time and expense associated with switching from our competitors' software and services to ours may limit our growth.

        The costs for an insurance company to switch providers of claims processing software and services can be significant and the process can sometimes take 12-18 months to complete. As a result, potential customers may decide that it is not worth the time and expense to begin using our software and services, even if we offer competitive and economic advantages. If we are unable to convince these customers to switch to our software and services, our ability to increase market share will be limited, which could harm our revenues and operating results.

Our industry is subject to rapid technological changes, and if we fail to keep pace with these changes, our market share and revenues will decline.

        Our industry is characterized by rapidly changing technology, evolving industry standards and frequent introductions of, and enhancements to, existing software and services, all with an underlying pressure to reduce cost. Industry changes could render our offerings less attractive or obsolete, and we may be unable to make the necessary adjustments to our offerings at a competitive cost, or at all. We also incur substantial expenses in researching, developing, designing and marketing new software and services. The development or adaptation of these new technologies may result in unanticipated expenditures and capital costs that would not be recovered in the event that our new software or services are unsuccessful. The research, development, production and marketing of new software and services are also subject to changing market requirements, as well as the satisfaction of applicable regulatory requirements and customers' approval procedures and other factors, each of which could prevent us from successfully marketing any new software and services or responding to competing technologies. The success of new software in our industry also often depends on the ability to be first to market, and our failure to be first to market with any particular software project could limit our ability to recover the development expenses associated with that project. If we cannot develop new technologies, software and services or any of our existing software or services are rendered obsolete, our revenues and income could decline and we may lose market share to our competitors, which would impact our future operations and financial results.

We have a very limited operating history as a stand-alone company, which may make it difficult to compare our current operating results to prior periods.

        Prior to the Acquisition, our predecessor operated as a business unit of ADP. Our predecessor relied on ADP during this period for many of its internal functions, including accounting, tax, payroll, technology and administrative and operational support. In connection with the Acquisition, ADP agreed to continue providing us with systems, network, programming and operational support and other administrative services for periods ranging from three to six months following the date of the Acquisition. Although we have replaced these services either through third-party contracts or internal sources, we may not be able to perform any or all of these services in a cost-effective manner. If we are unable to maintain substitute arrangements on terms that are favorable to us or effectively perform these services internally, our business, financial condition and results of operations would be adversely affected.

        In addition, the historical financial information of our predecessor included in our annual report on Form 10-K we filed with the SEC on September 17, 2007 may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate stand-alone company without the shared resources of ADP for the periods presented and are not necessarily indicative of our future results of operations, financial position and cash flows. For example, ADP allocated expenses and other centralized operating costs to our predecessor for periods prior to the Acquisition, and the allocated costs included in our predecessor's historical financial statements could differ from amounts that we would have incurred if we had operated on a stand-alone basis.

We have a large amount of goodwill and other intangible assets as a result of the Acquisition. Our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

        We have a large amount of goodwill and other intangible assets and are required to perform an annual assessment for possible impairment for accounting purposes. At June 30, 2007, we had goodwill and other intangible assets of $932.2 million. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur a non-cash impairment charge. Any impairment charges in the future will adversely affect our results of operations.

We have experienced net losses since the Acquisition, and future net losses may cause our stock price to decline.

        We had a net loss of $80.9 million for fiscal 2007. We expect to continue to incur net losses in the future, due primarily to amortization of the remaining $363.0 million of intangible assets that we had as of June 30, 2007 and interest expense associated with our indebtedness. We cannot assure you that we will become or remain profitable, and future net losses may reduce our stock price.

We may incur significant restructuring and severance charges over the next 12 months, which would harm our operating results and cash position or increase debt.

        We incurred restructuring charges (benefits) of $5.5 million in fiscal 2005, $(0.5) million during the period from July 1, 2005 through April 13, 2006, $2.9 million in fiscal 2006 and $6.0 million in fiscal 2007. These charges consisted primarily of termination benefits paid or to be paid to employees. As of June 30, 2007, we had remaining liabilities associated with these restructuring charges of $5.6 million. We continue to evaluate our existing operations and capacity, and expect to incur additional restructuring charges as a result of future personnel reductions, related restructuring and productivity and technology enhancements, which may exceed the levels of our historical charges. We are currently evaluating several plans that, if all implemented, would result in restructuring and severance charges of approximately $3.0 million to $4.0 million over the next twelve months. These potential charges, consisting primarily of termination benefits, would significantly reduce our cash position or increase debt.

Our software and services rely on information generated by third parties and any interruption of our access to such information could materially harm our operating results.

        We believe that our success depends significantly on our ability to provide our customers access to data from many different sources. For example, a substantial portion of the data used in our repair estimating software is derived from parts and repair data provided by, among others, original equipment manufacturers, or OEMs, aftermarket parts suppliers, data aggregators, automobile dealerships and vehicle repair facilities. We obtain much of our data about vehicle parts and components and collision repair labor and costs through license agreements with OEMs, automobile dealers, and other providers. EurotaxGlass's Group, one of our primary competitors in Europe, provides us with valuation and paint data for use in our European markets pursuant to a similar arrangement. Many of the license agreements through which we obtain data are for terms of one year and/or may be terminated without cost to the provider on short notice. If one or more of our licenses are terminated or if we are unable to renew one or more of these licenses on favorable terms or at all, we may be unable to access alternative data sources that would provide comparable information without incurring substantial additional costs. Recently, some OEM sources have indicated to us that they intend to materially increase the licensing costs for their data. While we do not believe that our access to any individual source of data is material to our operations, prolonged industry-wide price increases or reductions in data availability could make receiving certain data more difficult and could result in significant cost increases, which would materially harm our operating results.

System failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

        Our success depends on our ability to provide accurate, consistent and reliable services and information to our customers on a timely basis. Our operations could be interrupted by any damage to or failure of:

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  our computer software or hardware or our customers' or third-party service providers' computer software or hardware;

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  our networks, our customers' networks or our third-party service providers' networks; and

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  our connections to and outsourced service arrangements with third parties, such as Acxiom, which hosts data and applications for us and our customers.

        Our systems and operations are also vulnerable to damage or interruption from:

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  power loss or other telecommunications failures;

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  earthquakes, fires, floods, hurricanes and other natural disasters;

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  computer viruses or software defects;

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  physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and

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  errors by our employees or third-party service providers.

        These risks will be exacerbated by our planned migration of our systems and operations to a more centralized platform. Because many of our services play a mission-critical role for our customers, any damage to or failure of the infrastructure we rely on, including those of our customers and vendors, could disrupt our ability to deliver information to and provide services for our customers in a timely manner, which could result in the loss of current and/or potential customers. In addition, we generally indemnify our customers to a limited extent for damages they sustain related to the unavailability of, or errors in, the software and services we provide; therefore, a significant interruption of, or errors in, our software and services could expose us to significant customer liability.

Security breaches could result in lost revenues, litigation claims and/or harm to our reputation.

        Our databases contain confidential data relating to our customers, policyholders and other industry participants. Security breaches, particularly those involving connectivity to the Internet, and the trend toward broad consumer and general public notification of such incidents, could significantly harm our business, financial condition or results of operations. Our databases could be vulnerable to physical system or network break-ins or other inappropriate access, which could result in claims against us and/or harm our reputation. In addition, potential competitors may obtain our data illegally and use it to provide services that are competitive to ours.

We operate in 49 countries, where we are subject to country-specific risks that could adversely impact our business and results of operations.

        We generated approximately 69.0% of our revenues during fiscal 2007 outside the U.S., and we expect sales from non-U.S. markets to continue to represent a majority of our total sales. Sales and operations in individual countries are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, taxation, currency exchange controls and repatriation of earnings. Our results are also subject to the difficulties of coordinating our operations across 49 different countries. Furthermore, our business strategy includes expansion of our operations into new and developing markets, which will require even greater international coordination, expose us to additional local government regulations and involve markets in which we do not have experience or established operations. In addition, our operations in each country are vulnerable to changes in socio-economic conditions and monetary and fiscal policies, intellectual property protection disputes, the settlement of legal disputes through foreign legal systems, the collection of receivables through foreign legal systems, exposure to possible expropriation or other governmental actions, unsettled political conditions and possible terrorist attacks. These and other factors may harm our operations in those countries and therefore our business and results of operations.

Our operating results may vary widely from period to period, which may cause our stock price to decline.

        Our contracts with insurance companies generally require time-consuming authorization procedures by the customer, which can result in additional delays between when we incur development costs and when we begin generating revenues from those software or services offerings. Our quarterly and annual revenues and operating results may fluctuate significantly in the future. In addition, we incur significant operating expenses while we are researching and designing new software and related services, and we typically do not receive corresponding payments in those same periods. As a result, the number of new software and services offerings that we are able to implement, successfully or otherwise, can cause significant variations in our cash flow from operations, and we may experience a decrease in our net income as we incur the expenses necessary to develop and design new software and services. We also may experience variations in our earnings due to other factors beyond our control, such as the introduction of new software or services by our competitors, customer acceptance of new software or services, the volume of usage of our offerings by existing customers and competitive conditions in our industry generally. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. Any of these events could harm our financial condition and results of operations and cause our stock price to decline.

Our future operating results may be subject to volatility as a result of exposure to foreign currency exchange risks.

        We derive most of our revenues, and incur most of our costs, in currencies other than the U.S. dollar, principally the Euro. We currently do not hedge our exposure to foreign currency risks. In our historical financial statements, we re-measure our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. These re-measurements resulted in foreign currency translation adjustments of $10.9 million in fiscal 2005, $3.8 million in fiscal 2006 and $4.8 million in fiscal 2007. Further fluctuations in exchange rates against the U.S. dollar could decrease our revenues, increase our costs and expenses and therefore harm our future operating results.

Future acquisitions and joint ventures or dispositions may require significant resources and/or result in significant unanticipated losses, costs or liabilities.

        We have grown in part, and in the future may continue to grow, by making acquisitions or entering into joint ventures or similar arrangements. Acquisitions and joint ventures require significant investment and managerial attention, which may be diverted from our other operations, and could entail a number of additional risks, including:

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  problems with effective integration of operations and/or management;

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  loss of key customers, suppliers or employees;

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  increased operating costs; and

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  exposure to unanticipated liabilities.

        Furthermore, we participate in joint ventures in some countries. Our partners in these ventures may have interests and goals that are inconsistent with or different from ours, which could result in the joint venture taking actions that negatively impact our growth in the local market and consequently harm our business or financial condition. If we are unable to find suitable partners or if suitable partners are unwilling to enter into joint ventures with us, our growth into new geographic markets may slow, which would harm our results of operations.

        Additionally, we may finance future acquisitions and/or joint ventures with cash from operations, additional indebtedness and/or the issuance of additional securities, any of which may impair the operation of our business or present additional risks, such as reduced liquidity or increased interest expense. We may seek also to restructure our business in the future by disposing of certain of our assets, which may harm our future operating results, divert significant managerial attention from our operations and/or require us to accept non-cash consideration, the market value of which may fluctuate.

We may require additional capital in the future, which may not be available on favorable terms, or at all.

        Our future capital requirements depend on many factors, including our ability to develop and market new software and services and to generate revenues at levels sufficient to cover ongoing expenses. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, accordingly, our business, financial condition and results of operations could be harmed.

Privacy concerns could require us to exclude data from our software and services, which may reduce the value of our offerings to our customers, damage our reputation and deter current and potential users from using our software and services.

        In the European Union and other jurisdictions, there are significant restrictions on the use of personal data. Violations of these laws would harm our business. In addition, concerns about our collection, use or sharing of automobile insurance claims information or other privacy-related matters, even if unfounded, could damage our reputation and operating results.

Our business depends on our brands, and if we are not able to maintain and enhance our brands, our business and operating results could be harmed.

        We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brands, such as Audatex, ABZ, Hollander, Informex, Sidexa and IMS, are critical to the expansion of our software and services to new customers in both existing and new markets. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, operating results and financial condition will be harmed. We anticipate that, as our markets become increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology innovator and to continue to provide high quality software and services, which we may not do successfully. To date, we have engaged in relatively little direct brand promotion activities, and we may not successfully implement brand enhancement efforts in the future.

Third parties may claim that we are infringing upon their intellectual property rights, and we could be prevented from selling our software or suffer significant litigation expense even if these claims have no merit.

        Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that we, our software or operations or any products or technology, including claims data or other data, we obtain from other parties are infringing upon the intellectual property rights of others, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology, software and services. Any litigation initiated against us regarding patents, trademarks, copyrights or other intellectual property rights, even litigation relating to claims without merit, could be costly and time-consuming and could divert our management and key personnel from operating our business. In addition, if any third party has a meritorious or successful claim that we are infringing upon its intellectual property rights, we may be forced to change our software or enter into licensing arrangement with third parties, which may be costly or impractical. These claims may also require us to stop selling our software and/or services as currently designed, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development and sale of certain of our software or services and may result in a material loss in revenue.

We may be unable to protect our intellectual property and property rights, either without incurring significant costs or at all, which would harm our business.

        We rely on a combination of patents, copyrights, know-how, trademarks, license agreements and contractual provisions, as well as internal procedures, to establish and protect our intellectual property rights. The steps we have taken and will take to protect our intellectual property rights may not deter infringement, duplication, misappropriation or violation of our intellectual property by third parties. In addition, any of the intellectual property we own or license from third parties may be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, the laws of some of the countries in which products similar to ours may be developed may not protect our software and intellectual property to the same extent as U.S. laws or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. We may also be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. If our trade secrets become known, we may lose our competitive advantages. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.

        Pursuing infringers of our intellectual property could result in significant litigation costs and diversion of management resources, and any failure to pursue or successfully litigate claims against infringers could result in competitors using our technology and offering similar products and services, potentially resulting in loss of competitive advantage and decreased revenues.

        Currently, we believe that one or more of our customers in the EMEA segment of our business, which consists of our operations in Europe, the Middle East, Africa and Asia, may be infringing our intellectual property by making and distributing unauthorized copies of our software. Enforcement of these intellectual property rights may be difficult and may require considerable resources.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, or are unable to attract new talent, our business will be adversely affected.

        We depend upon the ability and experience of our key personnel, who have substantial experience with our operations, the rapidly changing automobile insurance claims processing industry and the markets in which we offer our software and services. The loss of the services of one or more of our senior executives or key employees, such as our Chief Executive Officer, Tony Aquila, could harm our business and operations. Our success also depends on our ability to continue to attract, manage and retain other qualified management, sales and technical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

We require a significant amount of cash to service our indebtedness, which reduces the cash available to finance our organic growth, make strategic acquisitions and enter into alliances and joint ventures.

        We have a significant amount of indebtedness. As of June 30, 2007, our indebtedness, including current maturities, was $613.3 million, and we would have been able to borrow an additional $41.9 million under our amended and restated senior credit facility. During fiscal 2007, our aggregate interest expense was $69.7 million, and the cash paid for interest was $66.8 million.

        Our indebtedness could:

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  make us more vulnerable to unfavorable economic conditions and a reduction in our revenues;

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  make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

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  require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes, including software development;

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  make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and

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  make it more difficult to pursue strategic acquisitions, joint ventures, alliances and collaborations.

        Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we may be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that debt refinancings or asset dispositions could be completed on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments.

Our amended and restated senior credit facility limits our ability to pay dividends, incur additional debt, make acquisitions and make other investments.

        Our amended and restated senior credit facility contains covenants that restrict our and our subsidiaries' ability to make certain distributions with respect to our capital stock, prepay other debt, encumber our assets, incur additional indebtedness, make capital expenditures above specified levels, engage in business combinations or undertake various other corporate activities. These covenants may require us also to maintain certain specified financial ratios, including those relating to total leverage and interest coverage.

        Our failure to comply with any of these covenants could result in the acceleration of our outstanding indebtedness. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable or reasonable terms. An acceleration of our indebtedness would impair our ability to operate as a going concern.

Current or future litigation could have a material adverse impact on us.

        We have been and continue to be involved in legal proceedings, claims and other litigation that arise in the ordinary course of business. For example, we have been and are currently involved in disputes with collision repair facilities, acting individually and as a group in some situations, that claim that we have colluded with our insurance company customers to depress the repair time estimates generated by our repair estimating software. In addition, we are currently one of the defendants in a putative class action lawsuit alleging that we have colluded with our insurance company customers to cause the estimates of vehicle fair market value generated by our total loss estimation software to be unfairly low. Furthermore, we are also subject to assertions by our customers that we have not complied with the terms of our agreements with them, which could in the future lead to arbitration or litigation. While we do not expect the outcome of any such pending or threatened litigation to have a material adverse effect on our financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunction, could occur. In the future, we could incur judgments or enter into settlements of claims that could harm our financial position and results of operations.

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions by regulatory authorities.

        Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting for our annual report for fiscal 2008. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will continue to evaluate our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will continue to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the above deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange, or NYSE. Any such action could adversely affect our financial results or investors' confidence in us and could cause our stock price to fall. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and NYSE. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner, subjecting us to sanctions and harm to our reputation.

Risks Related to This Offering

GTCR will continue to be a holder of a significant portion of our common stock after the completion of this offering, which may adversely affect the market price of our common stock.

        Upon completion of the offering, GTCR will own or control common stock representing, in the aggregate, a 20.0% voting interest in us, or 15.8% if the underwriters exercise in full their option to purchase additional shares. As a result of this ownership, GTCR will have significant influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions. GTCR may also be able to take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Conflicts of interest may arise because some of our directors are principals of GTCR.

        Two principals of GTCR serve on our board of directors. GTCR and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation that was adopted in connection with our initial public offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our certificate of incorporation, GTCR's representatives are not required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 64,793,653 shares of common stock outstanding. Of these shares, the 30,187,500 shares of common stock sold in our initial public offering are freely tradable, without restriction in the public market, as will be the 18,131,435 shares of common stock sold in this offering. After the lock-up agreements pertaining to this offering and our initial public offering expire, an additional 16,474,628 shares will be eligible for sale in the public market, subject to applicable manner of sale and other limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Following the expiration of the lock-up period, parties to our registration rights agreement, subject to certain exceptions, will have demand registration rights with respect to the registration of shares under the Securities Act. If this right is exercised, holders of all shares subject to the registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated 15,664,159 shares of common stock will be subject to our registration rights agreement upon completion of the offering.

Requirements associated with being a public company increase our costs significantly, as well as divert significant company resources and management attention.

        Prior to our initial public offering, we were not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that are required as a result of being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies also requires considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

        In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our certificate of incorporation and by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

        Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

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  authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;

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  the removal of directors only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;

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  any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;

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  inability of stockholders to call special meetings of stockholders and limited ability of stockholders to take action by written consent; and

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  advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Our common stock has been publicly traded for a limited time prior to this offering, and we expect that the price of our common stock may fluctuate substantially.

        Our common stock has only been publicly traded for approximately four months and we expect that the price of our common stock will continue to fluctuate substantially. An active or liquid market for our common stock may not continue to develop or be sustained. From our initial public offering through September 14, 2007, the trading price of our common stock has ranged from a low of $15.41 to a high of $22.30. You may not be able to resell your shares above the public offering price and may suffer a loss on your investment.

        Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

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  actual or anticipated variations in quarterly operating results;

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  changes in financial estimates by us or by any securities analysts who may cover our stock or our failure to meet the estimates made by securities analysts;

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  changes in the market valuations of other companies operating in our industry;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

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  additions or departures of key personnel; and

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  sales of our common stock, including sales of our common stock by our directors and officers or by GTCR or our other principal stockholders.

We currently do not intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We currently do not expect to declare or pay dividends on our common stock in the foreseeable future. In addition, our amended and restated senior credit facility limits our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock will ever exceed the price that you pay.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. These statements may be found throughout, or incorporated by reference into, this prospectus, particularly under the headings "Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among others. Forward-looking statements typically are identified by the use of terms such as "may," "should," "expect," "anticipate," "believe," "could," "estimate," "intend" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies, goals and beliefs concerning future business conditions, our results of operations, financial position and our business outlook or state other "forward-looking" information based on currently available information. The factors listed under the heading "Risk Factors" and in the other sections of this prospectus provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. These factors include, among other things, the following:

  •
  our dependence on a limited number of customers for a substantial portion of our revenues;

  •
  continued pricing pressure;

  •
  implementation of or changes in laws, regulations or policies that could negatively affect our operations;

  •
  the competitive nature of the automobile insurance claims processing industry;

  •
  our ability to increase market share, successfully introduce new software and services and expand our operations to new geographic locations;

  •
  our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced software on a timely basis;

  •
  our limited operating history as a stand-alone company;

  •
  potential impairment of our significant amount of goodwill and intangible assets and our ability to return to profitability;

  •
  our access to information generated by third parties;

  •
  our operating results may vary widely from period to period;

  •
  system failure or other operational events that impact our ability to deliver software and services in a timely manner;

  •
  our ability to safeguard our data;

  •
  risks associated with our extensive global operations;

  •
  the impact of or our ability to enter into future acquisitions, joint ventures or divestitures;

  •
  future availability of additional capital;

  •
  the unpredictability of intellectual property protection and maintenance and other intellectual property issues;

  •
  any future changes in management or loss of key personnel;

  •
  the degree to which we are leveraged and the terms of our debt service obligations; and

  •
  the outcome of legal proceedings.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, even if new information becomes available in the future.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

        We will pay estimated transaction expenses of $             million in connection with this offering.

DIVIDEND POLICY

        We do not expect for the foreseeable future to pay dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Our ability to pay dividends to holders of our common stock will be limited by restrictive covenants under our amended and restated senior credit facility.

MARKET PRICE OF COMMON STOCK

        Our common stock is listed on the New York Stock Exchange under the symbol "SLH." Public trading of our common stock commenced on May 11, 2007. Prior to that date, there was no public trading market for our common stock. The initial public offering price of our common stock was $16.00 per share, and the initial public offering closed on May 16, 2007. From May 11, 2007 through June 30, 2007, the range of the high and low sale prices of our common stock on the New York Stock Exchange was $15.41 to $19.69 per share. From July 1, 2007 through September 14, 2007, the range of the high and low sale prices of our common stock was $16.83 to $22.30 per share. On September 14, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $17.28 per share. As of September 14, 2007, there were approximately 42 holders of record of our common stock.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2007.

        You should read this table together with "Use of Proceeds" set forth elsewhere in this prospectus and "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes incorporated by reference to our annual report on Form 10-K filed with the SEC on September 17, 2007.

As of June 30, 2007
(in thousands, except share amounts)
Cash and cash equivalents	$89,868

Total debt:
Senior secured credit facility:
Revolver loans	$8,073
Term loans	605,195

Total long-term debt	613,268
Stockholders' equity:
Preferred stock, par value $0.01 per share, 15,000,000 shares authorized and no shares issued and outstanding	—
Common stock, par value $0.01 per share, 150,000,000 shares authorized and 64,793,563 shares issued and outstanding	505,939
Retained earnings (accumulated deficit)	(111,687)
Accumulated other comprehensive income	7,022

Total stockholders' equity	401,274

Total capitalization	$1,014,542

        The number of shares of our common stock to be outstanding after this offering is as of June 30, 2007 and excludes the following:

  •
  the impact of the repurchase of 20,000 shares of our common stock from an employee in August 2007 for an aggregate of $6,000; and

  •
  the issuance of 90,388 shares of our common stock upon the vesting of restricted stock units held by certain of our named executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

        Unless otherwise noted, the following table sets forth, as of August 30, 2007, the beneficial ownership of our common stock by:

  •
  each person that is a beneficial owner of 5% of more of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of the executive officers and directors as a group; and

  •
  each selling stockholder.

        Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 64,793,563 shares of common stock outstanding as of August 30, 2007. Unless otherwise indicated in the footnotes below, the address for each beneficial owner is c/o Solera Holdings, Inc., 6111 Bollinger Canyon Road, Suite 200, San Ramon, California 94583.

	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)
			Shares Being Sold in the Offering(1)
Name
	Number	Percent		Number	Percent
Stockholders owning 5% or more:
GTCR Funds(2)	30,721,106	47.4%	17,737,837	12,983,269	20.0%
Directors and Executive Officers:
Tony Aquila(3)	1,620,809	2.5	169,613	1,451,196	2.2
Jack Pearlstein(4)	996,483	1.5	102,159	894,324	1.4
John Schwinn	206,704	*	20,670	186,034	*
Michael D. Conway	154,172	*	86,608	67,564	*
Philip A. Canfield(2)	30,721,106	47.4	17,737,837	12,983,269	20.0
Craig A. Bondy(2)	30,721,106	47.4	17,737,837	12,983,269	20.0
Garen Staglin(5)	83,286	*	—	83,286	*
Roxani Gillespie	48,684	*		48,684	*
Stuart J. Yarbrough	—	—	—	—	—
Jerrell W. Shelton	—	—	—	—	—
All directors and executive officers as a group (ten persons)	33,831,244	52.2	18,116,887	15,714,357	24.3
Other Selling Stockholder
Nikka Blunt	32,326	*	14,547	17,779	*

*
Less than 1%.

(1)
Assumes no exercise of the underwriters' option to purchase additional shares.

(2)
Beneficial ownership information prior to the offering includes 26,016,477 shares of common stock held by GTCR Fund VIII, L.P., 4,565,770 shares of common stock held by GTCR Fund VIII/B, L.P. and 138,859 shares of common stock held by GTCR Co-Invest II, L.P. We refer to GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co-Invest II, L.P., collectively, as the

  GTCR Funds. The shares beneficially owned directly by each of GTCR Fund VIII, L.P. and GTCR Fund VIII/B, L.P. are beneficially owned indirectly by GTCR Partners VIII, L.P., the general partner of each; and by GTCR Golder Rauner II, L.L.C., its general partner. The shares beneficially owned directly by GTCR Co-Invest II, L.P. are beneficially owned indirectly by GTCR Golder Rauner II, L.L.C., its general partner. GTCR Golder Rauner II, L.L.C., through a six-person members committee (consisting of Mr. Canfield, David A. Donnini, Edgar D. Jannotta, Jr., Joseph P. Nolan, Bruce V. Rauner and Collin E. Roche), has voting and dispositive authority over the shares held by GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co-Invest II, L.P., and therefore beneficially owns such shares. Decisions of the members committee with respect to the voting and disposition of the shares are made by a vote of a majority of its members and, as a result, no single member of the members committee has voting or dispositive authority over the shares. Each of Messrs. Canfield and Bondy are members of our board of directors and, along with Messrs. Donnini, Jannotta, Nolan, Rauner, Roche, Vincent J. Hemmer, David S. Katz and Constantine S. Mihas, are principals of GTCR Golder Rauner II, L.L.C., and each of them disclaims beneficial ownership of the shares held by the GTCR Funds, except to the extent of his proportionate pecuniary interest in such shares. The address of each of GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and Messrs. Canfield and Bondy is c/o GTCR Golder Rauner II, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(3)
Includes 50,000 shares of common stock held by each of Anthony Aquila 2007 Annuity Trust dated May 10, 2007 and Shelly Renee Aquila 2007 Annuity Trust dated May 10, 2007. Such shares and those held directly by Mr. Aquila are subject to transfer restrictions and certain of the shares held directly by Mr. Aquila are subject to repurchase rights under an amended and restated senior management agreement among us, the two trusts noted above and Mr. Aquila. Mr. Aquila is the trustee of Anthony Aquila 2007 Annuity Trust dated May 10, 2007. Shelly Renee Aquila is the trustee of Shelly Renee Aquila 2007 Annuity Trust dated May 10, 2007 and is the spouse of Mr. Aquila. Mr. Aquila does not exercise any voting or investment control over the shares of common stock held by Shelly Renee Aquila 2007 Annuity Trust dated May 10, 2007. Includes 7,533 restricted stock units held by Mr. Aquila that will vest within 60 days and will entitle Mr. Aquila to receive 7,533 shares of common stock.

(4)
Includes 66,666 shares of common stock held by each of Ian Z. Pearlstein 2001 Trust and Ivanna V. Pearlstein 2001 Trust. The beneficiaries of Ian Z. Pearlstein 2001 Trust and Ivanna V. Pearlstein 2001 Trust are Ian Z. Pearlstein and Ivanna V. Pearlstein, respectively, who are minor children of Mr. Pearlstein. Mr. Pearlstein does not exercise any voting or investment control over the shares of common stock held by Ian Z. Pearlstein 2001 Trust or Ivanna V. Pearlstein 2001 Trust. Such shares and the shares held directly by Mr. Pearlstein are subject to transfer restrictions and certain of the shares held directly by Mr. Pearlstein are subject to repurchase rights under a purchase agreement among us, the two trusts noted above and Mr. Pearlstein. Includes 2,511 restricted stock units held by Mr. Pearlstein that will vest within 60 days and will entitle Mr. Pearlstein to receive 2,511 shares of common stock.

(5)
Includes 4,708 shares of common stock held by each of The Brandon K. Staglin Irrevocable Trust and The Shannon K. Staglin Irrevocable Trust. Such shares and those held directly by Mr. Staglin are subject to transfer restrictions and certain of the shares held directly by Mr. Staglin are subject to repurchase rights under an amended and restated purchase agreement among us, the two trusts noted above and Mr. Staglin. The beneficiaries and trustees of The Brandon K. Staglin Irrevocable Trust and The Shannon K. Staglin Irrevocable Trust are Brandon K. Staglin and Shannon K. Staglin, children of Mr. Staglin. Mr. Staglin does not exercise any voting or investment control over the shares of common stock held by The Brandon K. Staglin Irrevocable Trust or The Shannon K. Staglin Irrevocable Trust.

Underwriters' Option to Purchase Additional Shares

        The following table sets forth certain information regarding our equity ownership as of August 30, 2007, assuming the underwriters' option to purchase additional shares is exercised in full.

		Shares Beneficially Owned After the Offering
Name	Shares Being Sold in the Offering
		Number	Percent
Stockholders owning 5% or more:
GTCR Funds	20,457,552	10,268,422	15.8%
Directors and Executive Officers:
Tony Aquila	169,613	1,451,196	2.2
Jack Pearlstein	102,159	894,324	1.4
John Schwinn	20,670	186,034	*
Michael D. Conway	86,608	67,564	*
Philip A. Canfield	20,457,552	10,268,422	15.8
Craig A. Bondy	20,457,552	10,268,422	15.8
Garen Staglin	—	83,286	*
Roxani Gillespie		48,684	*
Stuart J. Yarbrough	—	—	—
Jerrell W. Shelton	—	—	—
All directors and executive officers as a group (ten persons)	20,836,604	12,999,510	20.1
Other Selling Stockholder
Nikka Blunt	14,547	17,779	*

        We have agreed to pay all of the expenses of the selling stockholders in this offering other than underwriting discounts and commissions. In the event the underwriters' option is not exercised in full, the number of shares to be sold by the selling stockholders named above will be reduced proportionally.

        See "Certain Relationships and Related Transactions and Director Independence," which is incorporated by reference to our annual report on Form 10-K, filed with the SEC on September 17, 2007, for a description of any material relationships between the selling stockholders and us.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of material terms of our certificate of incorporation and by-laws. They may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and by-laws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to the certificate of incorporation and by-laws and to the applicable provisions of the Delaware General Corporation Law, or DGCL.

        Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share. Upon the closing of this offering, we will have 64,793,563 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. In addition, an aggregate of 5,071,670 shares of our common stock will be reserved for issuance under our 2007 Long-Term Equity Incentive Plan and our 2007 Employee Stock Purchase Plan.

Common Stock

        All of our existing common stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy."

        Voting Rights.    Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

        Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion Rights.    Our common stock is not convertible.

        Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Listing.    Our common stock is listed on the NYSE under the trading symbol "SLH."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 15,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and By-laws

        Provisions of the DGCL and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

        Action by Written Consent; Special Meeting of Stockholders.    Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, provided that the existing stockholders shall be permitted to take action by written consent for so long as the existing stockholders continue to hold 50% or more of our outstanding voting stock. Our certificate of incorporation and by-laws also provide that, except as provided by law, special meetings of our stockholders may be called only by a majority of our board of directors or by the chairman of our board of directors.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting.

        In the case of an annual meeting of stockholders, notice by a stockholder, in order to be timely, must be received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice by a stockholder must be received not later than the later of 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made.

        In the case of a special meeting of stockholders called for the purpose of electing our directors, notice by the stockholder, in order to be timely, must be received not later than the tenth day following the date on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made.

        Although our by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Supermajority Provisions.    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of our directors will be required to remove directors from office or to amend, alter, change or repeal our by-laws and specified charter provisions, and the affirmative vote of holders of at least 80% of our common stock is required to amend, alter, change or repeal provisions of our certificate of incorporation related to corporate opportunities and transactions with GTCR or its affiliates. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Corporate Opportunities and Transactions with GTCR

        In recognition that directors, officers, stockholders, members, managers and/or employees of GTCR and its affiliates and investment funds (each, a "GTCR Entity" and, collectively, the "GTCR Entities") may serve as our directors and/or officers and that the GTCR Entities may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the GTCR Entities. Specifically, none of the GTCR Entities or any director, officer, stockholder, member, manager or employee of a GTCR Entity has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GTCR Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the GTCR Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of us who is also a director, officer, member, manager or employee of any GTCR Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a GTCR Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of us.

        In recognition that we may engage in material business transactions with the GTCR Entities from which we are expected to benefit, our certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any GTCR Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

  •
  the transaction was approved, after being made aware of the material facts of the relationship between us and the GTCR Entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction ("Disinterested Persons") or

    (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are Disinterested Persons; or

  •
  the transaction was fair to us at the time we entered into the transaction; or

  •
  the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the GTCR Entities and any holder who has a material financial interest in the transaction.

        By becoming a stockholder of ours, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation. Any amendment to the foregoing provisions of our certificate of incorporation will require the affirmative vote of at least 80% of the voting power of all shares of our common stock then outstanding.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

        Upon completion of this offering, we will have 64,793,563 shares of common stock outstanding. Of these shares of common stock, the 18,131,435 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares and the 30,187,500 shares sold in our initial public offering, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 16,474,628 shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144, 144(k) and 701 under the Securities Act, which rules are summarized below. These remaining 16,474,628 shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lockup agreements described in "Underwriting," taking into account the provisions of Rules 144, 144(k) and 701 under the Securities Act.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 647,936 shares immediately after the closing of this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        In addition to this volume limitation, sales under Rule 144 also are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), persons who were not our affiliate at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Agreements

        We and our directors, executive officers and holders of substantially all of our common stock that was not sold in connection with our initial public offering have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those persons may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., until the expiration of the lock-up agreements. This consent may be given at any time without public notice. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have advised us that there is no specific criteria for the waiver of lock-up restrictions. Such waivers are subject to the sole discretion of Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

2007 Long-Term Equity Incentive Plan

        We have filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2007 Long-Term Equity Incentive Plan that became effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

        As described above in "Certain Relationships and Related Party Transactions—Registration Rights," following the completion of this offering, subject to the lock-up period described above, parties to our registration rights agreement holding more than a majority of the shares of our common stock issued with respect to units of Solera Holdings, LLC purchased by affiliates of GTCR in connection with our 2005 formation and funding or the Acquisition will be entitled, subject to certain exceptions, to demand the filing of, and the inclusion of their shares in, registration statements relating to our securities. If this right is exercised, holders of up to 15,664,159 shares will be entitled to participate in such a registration. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could reduce our ability to raise needed capital through a public offering of common stock.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of certain U.S. federal income tax consequences to holders of our common stock. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular investment circumstances or to certain types of holders subject to special tax rules, including partnerships, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold shares of our common stock as part of a "straddle," a "hedge" or a "conversion transaction," investors in partnerships and other pass-through entities, persons with a functional currency other than the U.S. dollar and persons subject to the alternative minimum tax. This discussion also does not address any non-U.S. tax considerations or any U.S. federal non-income, state or local tax considerations. This discussion assumes that holders hold their shares as "capital assets" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code and applicable U.S. Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed within this discussion are not binding on the U.S. Internal Revenue Service, or IRS, or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described herein.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of shares of our common stock that is

  •
  a citizen or individual resident of the United States,

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the U.S. or any political subdivision of the U.S.,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source or

  •
  a trust (1) if a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of our common shares that does not qualify as a U.S. Holder under the definition above.

        If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership are urged to consult their tax advisors.

        EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF OWNING OUR COMMON STOCK.

Consequences to U.S. Holders

Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

        A U.S. Holder generally will be subject to U.S. federal income tax on any dividends received in respect of our common stock at a maximum federal income tax rate of 15% if the U.S. Holder is an individual and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of each such share of common stock that is taxed to the U.S. Holders as described below.

        Under current law, the 15% maximum federal income tax rate on dividends is scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received in subsequent taxable years are scheduled to be taxed at a maximum federal income tax rate of 39.6%.

Gain on Disposition of Common Stock

        A U.S. Holder that sells or otherwise disposes of our common stock in a taxable transaction will recognize capital gain or loss equal to the amount of cash plus the fair market value of property received in exchange for the common stock minus the U.S. Holder's adjusted tax basis in the common stock. Any capital gain or loss recognized by the U.S. Holder will be long-term capital gain or loss if the U.S. Holder has held our common stock for more than one year at the time of the sale or other disposition and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate taxpayers are taxable under current law at a maximum federal income tax rate of 15%. Long-term capital gains recognized by corporations and short-term capital gains recognized by corporations or individuals are taxable under current law at a maximum federal income tax rate of 35%. A U.S. Holder's ability to use any capital loss to offset other income or gain is subject to certain limitations.

        Under current law, the maximum federal income tax rate applicable to long-term capital gains is scheduled to increase to 20% for non-corporate taxpayers for taxable years beginning after December 31, 2010.

Consequences to Non-U.S. Holders

Dividends

        A Non-U.S. Holder generally will be subject to U.S. federal income tax on any dividends received in respect of our common stock at a 30% rate (or such lower rate as prescribed by an applicable income tax treaty as discussed below) unless the dividend is effectively connected with the conduct of a U.S. trade or business. As discussed below, this tax is generally collected through withholding on the dividend payment to the Non-U.S. Holder.

        If a Non-U.S. Holder receives a divided that is effectively connected with the conduct of a U.S. trade or business, then the dividend payment will not be subject to withholding (provided that the certification requirements described below are satisfied). However, the dividends received by the Non-U.S. Holder will be subject to tax under current law at a maximum federal income tax rate of 15% if the Non-U.S. Holder is an individual and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise. A Non-U.S. Holder that is a corporation may also be subject to a 30% federal branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in a U.S. business. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of each such share of common stock that is taxed to the Non-U.S. Holders as described below.

        Under current law, the 15% maximum federal income tax rate on dividends effectively connected with the conduct of a U.S. trade or business is scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received in subsequent taxable years that are effectively connected with the conduct of a U.S. trade or business are scheduled to be taxed at a maximum federal income tax rate of 39.6%.

Gain on Disposition of Common Stock

        A Non-U.S. Holder that sells or otherwise disposes of our common stock in a taxable transaction generally will not be subject to U.S. federal income taxation unless

  •
  gain resulting from the disposition is effectively connected with the conduct of a U.S. trade or business; or

  •
  we are or have been a U.S. real property holding corporation ("USRPHC") as defined in Section 897 of the Code at any time within the five-year period preceding the disposition, the Non-U.S. Holder owned more than 5% of our common stock at any time within that five-year period and certain other conditions are satisfied.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not a USRPHC on the date hereof and currently do not anticipate becoming a USRPHC.

        If a Non-U.S. Holder is subject to U.S. federal income taxation upon the disposition of our common stock, the Non-U.S. Holder generally will be taxable in the same manner as a U.S. Holder, although a Non-U.S. Holder that is a corporation may also be subject to a 30% branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in the U.S. business. A Non-U.S. Holder's ability to use any capital loss to offset other income or gain subject to U.S. federal income taxation is subject to certain limitations.

        Under certain circumstances, a Non-U.S. Holder who is present in the U.S. for 183 days or more in the individual's taxable year in which the sale or other disposition of our common stock occurs may be subject to a 30 percent tax on the gross amount of the gain on such sale or disposition unless such gain is already subject to tax as effectively connected with the conduct of a U.S. trade or business. In this case, the Non-U.S. Holder's ability to use other losses to offset the gain on our common stock will be limited.

Income Tax Treaties

        If a Non-U.S. Holder is eligible for treaty benefits under an income tax treaty entered into by the U.S., the Non-U.S. Holder may be able to reduce or eliminate certain of the U.S. federal income taxes discussed above, such as the tax on dividends and the branch profits tax, and the Non-U.S. Holder may be able to treat gain, even if effectively connected with a U.S. trade or business, as not subject to U.S. federal income taxation unless the U.S. trade or business is conducted through a permanent establishment located in the U.S. Non-U.S. Holders are urged to consult their tax advisors regarding possible relief under an applicable income tax treaty.

Withholding and Information Reporting

        A U.S. Holder or Non-U.S. Holder may be subject to backup withholding (currently at a rate of 28%) on the proceeds from a sale or other taxable disposition of our common stock, and a U.S. Holder may also be subject to backup withholding on the gross amount of any dividend or other distribution on our common stock, unless the U.S. Holder or Non-U.S. Holder is exempt from backup withholding and, when required, demonstrates that status, or provides a correct taxpayer identification number on a form acceptable under U.S. Treasury Regulations (generally an IRS Form W-9, W-8BEN or W-8ECI) and otherwise complies with the applicable requirements of the backup withholding rules.

        In addition, a Non-U.S. Holder will generally be subject to withholding at a rate of 30% of the gross amount of any dividend or other distribution on our common stock unless the Non-U.S. Holder qualifies for a reduced rate of withholding or an exemption from withholding under an applicable tax treaty or the dividend or other distribution is effectively connected with a U.S. trade or business (in which case the dividend or other distribution will be exempt from withholding but the Non-U.S. Holder will nonetheless be liable for any applicable U.S. federal income tax as described above). The Non-U.S. Holder may be required to demonstrate its qualification for a reduced rate of withholding or an exemption from withholding on a form acceptable under applicable U.S. Treasury Regulations (generally an IRS Form W-8BEN or W-8ECI).

        We may also be required to comply with information reporting requirements under the Code with respect to the amount of any dividend or other distribution on our common stock and the proceeds from a sale or other taxable disposition of our common stock.

        The backup withholding tax is not an additional tax, but rather is credited against the holder's U.S. federal income tax liability. Holders are advised to consult their tax advisers to ensure compliance with the procedural requirements to reduce or avoid withholding (including backup withholding) or, if applicable, to file a claim for a refund of withheld amounts in excess of the holder's U.S. federal income tax liability.

        THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING OUR COMMON STOCK.

UNDERWRITING

        The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

Underwriters

Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total	18,131,435

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,719,715 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,719,715 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change this offering price and the other selling terms.

        The company, its officers and directors and holders of substantially all of the company's common stock that was not sold in connection with the initial public offering, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or any securities convertible into or exchangeable or exercisable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. The representatives have no specific criteria for the waiver of lock-up restrictions. Such waivers are subject to the sole discretion of the representatives. This agreement does not apply to any existing employee benefits plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the materials news or material event.

        The public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

    1.1
    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

    1.2
    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the documents being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued, or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        The company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $    million.

        The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, including in connection with our initial public offering in May 2007, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co. are lenders under our amended and restated senior credit facility.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP, are members of a limited liability company that is an investor in GTCR Fund VIII, L.P. and GTCR Fund VIII/B, L.P. Certain partners of Kirkland & Ellis LLP are members of a partnership that is an investor in GTCR Co-Invest II, L.P. Kirkland & Ellis LLP represents entities affiliated with GTCR Golder Rauner II, L.L.C. and its affiliates in connection with legal matters. Latham & Watkins LLP, Los Angeles, California will act as counsel to the underwriters.

EXPERTS

        The consolidated financial statements of Solera Holdings, Inc., incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 17, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the change in our method of accounting for defined benefit pension and other postretirement plans upon the adoption of Financial Accounting Standards Board, or FASB, statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) and the change in our method of accounting for stock compensation upon the adoption of FASB Statement No. 123(R), Share-Based Payment, as described in Note 11 to the consolidated financial statements), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of the Claims Services Group incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended June 30, 2007, filed with the SEC on September 17, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

        You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N. E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http:/ /www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

        We are subject to the reporting, proxy and information requirements of the Exchange Act, and as a result are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information is available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, www.solerainc.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

        We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that important information included in such publicly filed documents is considered part of this prospectus. Our annual report on Form 10-K filed with the SEC on September 17, 2007 for the fiscal year ended June 30, 2007 is incorporated by reference into this prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained herein or in any other document incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, but not delivered with the prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference into such documents). We will furnish any exhibit upon the payment of a specified reasonable fee, which fee will be limited to our reasonable expenses in furnishing such exhibit. Requests for such copies should be directed to:

Jack Pearlstein
Secretary
Solera Holdings, Inc.
6111 Bollinger Canyon Road
San Ramon, California 94583
Telephone: (925) 866-1100

        These documents may also be accessed through our internet web site at www.solerainc.com or as described under "Where You Can Find More Information."

Global Knowledge - Local Focus

Solera

Audatex | ABZ | Hollander | Informex | Sidexa | IMS

Corporate Headquarters
6111 Bollinger Canyon Road, Suite 200
San Ramon, CA 94583

18,131,435 Shares

Solera Holdings, Inc.

Common Stock

Goldman, Sachs & Co.	JPMorgan

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by Solera Holdings, Inc., in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee		$11,068
NASD filing fee		36,479
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total expenses	$	*

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

        Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the "DGCL") allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

        Section 145 ("Section 145") of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

        We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

        During the three-year period preceding the date of the filing of this registration statement, we have issued and sold the following securities without registration under the Securities Act:

        In connection with the our initial formation and funding, on April 1, 2005 and April 11, 2005, we sold the following securities:

  •
  an aggregate of 33,874,400 Class A Common Units at $0.10 per unit and 846.860 Class B Preferred Units at $1,000 per unit to GTCR Fund VIII, L.P. for aggregate proceeds of $4,234,300, an aggregate of 5,944,800 Class A Common Units at $0.10 per unit and 148.620 Class B Preferred Units at $1,000 per unit to GTCR Fund VIII/B, L.P. for aggregate proceeds of $743,100 and an aggregate of 180,800 Class A Common Units at $0.10 per unit and 4.520 Class B Preferred Units at $1,000 per unit to GTCR Co-Invest II, L.P. for aggregate proceeds of $22,600; and

  •
  an aggregate of 6,786,382 Class A Common Units at $0.10 per unit and 24.560 Class B Preferred Units at $1,000 per unit to certain of our executive officers, managers and other securityholders for aggregate proceeds of $703,198.85.

        In connection with the Acquisition, on April 13, 2006, we sold the following securities:

  •
  an aggregate of 36,923,096 Class A Common Units at $0.10 per unit and 169,067.130 Class B Preferred Units at $1,000 per unit to GTCR Fund VIII, L.P. for aggregate proceeds of $172,759,440, an aggregate of 6,479,832 Class A Common Units at $0.10 per unit and 29,670.497 Class B Preferred Units at $1,000 per unit to GTCR Fund VIII/B, L.P. for aggregate proceeds of $30,318,480 and an aggregate of 197,072 Class A Common Units at $0.10 per unit and 902.373 Class B Preferred Units at $1,000 per unit to GTCR Co-Invest II, L.P. for aggregate proceeds of $922,080; and

  •
  a net aggregate of 2,560,562 Class A Common Units at $0.10 per unit and 3,574.785 Class B Preferred Units at $1,000 per unit to certain of our executive officers, managers and other securityholders for aggregate proceeds of $3,830,841.

        In January 2007, we sold an aggregate of 2,070,268 Class A Common Units to 22 of our employees at $0.10 per unit for aggregate proceeds of $207,027. In February 2007, we sold an aggregate of 150,000 Class A Common Units to two of our employees at $0.10 per unit for aggregate proceeds of $15,000.

        Each of the April 2005 and April 2006 issuances were made without registration in reliance upon Section 4(2) of the Securities Act and did not involve any underwriters, underwriting discounts or commissions or any public offering. The January and February 2007 issuances were made without registration in reliance upon Rule 701 of the Securities Act and did not involve any underwriters, underwriting discounts or commissions or any public offering. The persons and entities who received such securities represented that they acquired these securities for investment only and not with a view for sale or in connection with any distribution thereof, and appropriate legends were affixed to any share certificates issued. All recipients had adequate access through their relationship with the registrant to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(b)
Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Ramon, California, on September 14, 2007.

SOLERA HOLDINGS, INC.
By:	/s/ TONY AQUILA
Name:	Tony Aquila
Title	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tony Aquila and Jack Pearlstein, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for the undersigned in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ TONY AQUILA Tony Aquila	President, Chief Executive Officer and Director (principal executive officer)	September 14, 2007
/s/ JACK PEARLSTEIN Jack Pearlstein	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	September 14, 2007
/s/ PHILIP A. CANFIELD Philip A. Canfield	Director	September 14, 2007
/s/ CRAIG A. BONDY Craig A. Bondy	Director	September 14, 2007
/s/ GAREN STAGLIN Garen Staglin	Director	September 14, 2007
/s/ ROXANI GILLESPIE Roxani Gillespie	Director	September 14, 2007
/s/ JERRELL W. SHELTON Jerrell W. Shelton	Director	September 14, 2007
/s/ STUART J. YARBROUGH Stuart J. Yarbrough	Director	September 14, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (as filed as Exhibit 3.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
3.2*	Form of By laws of the Registrant (filed as Exhibit 3.2 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
4.1*	Specimen Common Stock Certificate (filed as Exhibit 4.1 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
4.2*	Registration Rights Agreement, dated as of April 1, 2005, by and among Solera Holdings, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co Invest II, L.P. and each of the other Stockholders party thereto (filed as Exhibit 4.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
5.1	Form of Opinion of Kirkland & Ellis LLP
10.1*	Transaction Agreement, dated as of February 8, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.2*	Amendment No. 1 to Transaction Agreement, dated as of March 28, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.2 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.3*	Amendment No. 2 to Transaction Agreement, dated as of April 13, 2006, by and among Solera, Inc., Automatic Data Processing, Inc., ADP Atlantic Inc., ADP Nederland B.V., ADP International B.V., ADP Canada Co. and ADP Private Limited (filed as Exhibit 10.3 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.4*	Professional Services Agreement, dated as of April 1, 2005, by and among Solera Holding Corp. and GTCR Golder Rauner, L.L.C. (filed as Exhibit 10.4 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.5*	Solera Holdings, Inc. 2007 Long Term Equity Incentive Plan (filed as Exhibit 10.5 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
10.6*	Form of Option Agreement issued under 2007 Long Term Equity Incentive Plan (filed as Exhibit 10.6 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on April 30, 2007)
10.7*	Solera Holdings, LLC 2006 Employee Securities Purchase Plan (filed as Exhibit 10.7 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.8*	Solera Holdings, Inc. 2007 Employee Stock Purchase Plan (filed as Exhibit 10.8 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
10.9*	Form of Indemnification Agreement (filed as Exhibit 10.9 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
10.10*	Unit Purchase Agreement, dated as of April 1, 2005, by and among Solera Holdings, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co Invest II, L.P. (filed as Exhibit 10.10 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)

10.11*	Amended and Restated Unit Purchase Agreement, dated as of April 13, 2006, by and among Solera Holdings, LLC, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., and GTCR Co-Invest II, L.P. (filed as Exhibit 10.11 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.12*	Amended and Restated Senior Management Agreement, dated as of April 13, 2006, by and among Solera Holdings, LLC, Solera,- Inc. and Tony Aquila (filed as Exhibit 10.12 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.13*	Employment Agreement dated as of April 13, 2006, by and among Solera, Inc., Solera Holdings, LLC and Jack Pearlstein (filed as Exhibit 10.13 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.14*	Securities Purchase Agreement, dated as of April 13, 2006, by and between Solera Holdings, LLC and Jack Pearlstein (filed as Exhibit 10.14 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.15*	Amended and Restated Senior Management Agreement, dated as of April 13, 2006, by and among Solera Holdings, LLC, Solera,- Inc. and John Schwinn (filed as Exhibit 10.15 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.16*	Amended and Restated Senior Management Agreement, dated as of April 13, 2006, by and among Solera Holdings, LLC, Solera,- Inc. and Michael Conway (filed as Exhibit 10.16 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.17*	Amended and Restated Securities Purchase Agreement, dated as of April 13, 2006, by and between Solera Holdings, LLC and Garen Staglin (filed as Exhibit 10.17 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.18*	Amended and Restated Securities Purchase Agreement, dated as of April 13, 2006, by and between Solera Holdings, LLC and Roxani Gillespie (filed as Exhibit 10.18 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.19*	Letter Agreement, dated as of February 8, 2006, by and between Solera, Inc. and Garen Staglin (filed as Exhibit 10.19 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.20*	Consulting Agreement, dated as of September 1, 2006, by and between Solera, Inc. and Roxani Gillespie (filed as Exhibit 10.20 to Solera Holdings, Inc.'s Form S-1 filed with the SEC on February 12, 2007)
10.21*	Form of Second Amended and Restated Securities Purchase Agreement by and among the Registrant, GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co Invest II, L.P. (filed as Exhibit 10.21 to Solera Holdings, Inc.'s Form S-1/A filed with the SEC on May 9, 2007)
10.22*	First Amended and Restated First Lien Credit and Guaranty Agreement, dated as of May 16, 2007, among Audatex North America,- Inc., Solera Nederland Holding B.V., Audatex Holdings IV B.V., Audatex Holdings, LLC, the other Guarantors party thereto, Goldman Sachs Credit Partners L.P., Citigroup Global Markets, Inc., Citicorp USA, Inc. and the other Lenders party thereto (filed as Exhibit 10.1 to Solera Holdings, Inc.'s Form 10-Q filed with the SEC on June 25, 2007)
21.1*	List of subsidiaries of the Registrant (filed as Exhibit 21.1 to Solera Holdings, Inc.'s Annual Report on Form 10-K filed with the SEC on September 17, 2007)
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2	Consent of Deloitte & Touche LLP, independent auditors
23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

†
To be filed by amendment.

*
Incorporated by reference.

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PROSPECTUS SUMMARY
Our Company
Industry Trends
Key Competitive Strengths
Business Strategy
Our History
Risks Affecting Us
Corporate and Other Information
The Offering
Summary Historical Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET PRICE OF COMMON STOCK
CAPITALIZATION
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
Underwriters
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SIGNATURES
POWER OF ATTORNEY